UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): June 13, 2022

Boxabl Inc.

(Exact name of registrant as specified in its charter)

Delaware	82-3491853
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5345 E. N. Belt Road

Las Vegas, NV 89115

(Mailing Address of principal executive offices)

(702) 500-9000

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Series A, Series A-1, and Series A-2 Preferred Stock

Item 9.	Other Events

On June 13, 2022, Boxabl Inc. (“Boxabl” or the “Company”) entered into a lease for additional industrial space which will support and enhance our operations at our initial manufacturing facility. We will take possession when the property has been made ready under the terms of the lease. The address of the facility is 5553 N. Belt. Road, North Las Vegas, NV.

Material Lease Terms

Address:	5553 N. Belt. Road, North Las Vegas, NV 89115

Square Feet:	132,960 rentable square feet

Commencement Date:	Following completion of Landlord’s Work

Term:	73 months commencing on after completion of the Landlord’s Work.

Security Deposit:	$611,616

Monthly Base Rent:	Lease Months	Monthly Base Rent
	01 – 12	$103,708.80
	13 – 24	$107,857.15
	25 – 36	$112,171,44
	37 – 48	$116,658.30
	49 – 60	$121,324.63
	61 - 72	$126,177.61
	73 +	$131,224.72

Triple Net Lease:	All costs, expenses, and obligations relating to the facility during the term of the lease, including operating expenses, repairs, insurance, and taxes, are the responsibility of Boxabl.

EXHIBITS

6.9	Second Facility Lease Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOXABL INC.

By:	/s/ Paolo Tiramani
Name:	Paolo Tiramani
Title:	Chief Executive Officer

Date:	July 7, 2022